SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

/X/ ANNUAL REPORT PURSUANT TO SECTION 15 (d)

OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the year ended December 31, 2002

or

/ / TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________

Commission File No: 1-6926

  Full title of the plan and the address of the plan, if different from that of the issuer named below:

  1998 Employee Stock Purchase Plan

  of C. R. Bard, Inc., As Amended and Restated

  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C. R. Bard, Inc.

730 Central Avenue

Murray Hill, NJ 07974

REQUIRED INFORMATION:

Independent Auditors' Report

Information Regarding Predecessor Independent Public Accountants' Report

Statements of Financial Condition As of December 31, 2002 and 2001

Statements of Income and Changes in Plan Equity For the Years Ended December 31, 2002, 2001, and 2000

Notes to Financial Statements

Independent Auditors' Consent

Information Regarding Consent of Arthur Andersen LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

1998 EMPLOYEE STOCK PURCHASE PLAN

OF C. R. BARD, INC.

(Name of Plan)

By: Charles P. Grom /s/

Charles P. Grom

Vice President and Controller

Dated: March 31, 2003

Independent Auditors' Report

To the Retirement Committee of C. R. Bard, Inc.:

We have audited the accompanying statement of financial condition of the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc. (the "Plan") as of December 31, 2002, and the related statement of income and changes in plan equity for the year then ended. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc. as of December 31, 2001, and for each of the years in the two-year period ended December 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated March 28, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2002, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Short Hills, New Jersey

March 31, 2003

INFORMATION REGARDING PREDECESSOR INDEPENDENT PUBLIC ACCOUNTANTS' REPORT

THE FOLLOWING REPORT IS A COPY OF A PREVIOUSLY ISSUED REPORT BY ARTHUR ANDERSEN LLP ("ANDERSEN"). THE REPORT HAS NOT BEEN REISSUED BY ANDERSEN NOR HAS ANDERSEN CONSENTED TO ITS INCLUSION IN THIS ANNUAL REPORT ON FORM 11-K. THE 2001 AND 2000 FINANCIAL STATEMENT TITLES HAVE BEEN REVISED TO CONFORM WITH THE 2002 PRESENTATION. THE ANDERSEN REPORT REFERS TO THE STATEMENTS OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY AND THE STATEMENTS OF CHANGES IN NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, WHICH ARE REFERRED TO IN THE 2002 PRESENTATION AS STATEMENTS OF FINANCIAL CONDITION AND THE STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY, RESPECTIVELY. THE ANDERSEN REPORT REFERS TO THE STATEMENTS OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY AS OF DECEMBER 31, 2000 AND THE STATEMENTS OF CHANGES IN NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 1999 WHICH ARE NO LONGER INCLUDED IN THE ACCOMPANYING FINANCIAL STATEMENTS.

REPORT OF PREVIOUS INDEPENDENT PUBLIC ACCOUNTANTS

To C. R. Bard, Inc.:

We have audited the accompanying statements of net assets applicable to participants' equity of the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc. (the "Plan") as of December 31, 2001 and 2000 and the related statements of changes in net assets applicable to participants' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity as of December 31, 2001 and 2000 and the changes in net assets applicable to participants' equity for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Roseland, New Jersey

March 28, 2002

1998 Employee Stock Purchase Plan of C. R. Bard, Inc.

Statements of Financial Condition

As of December 31, 2002 and 2001

	2002	2001
ASSETS:
Employee contribution receivable	$ 12,600	$ ---
Employer contribution receivable	2,200	---
Total assets	$ 14,800	$ ---
LIABILITIES:
Payable for stock purchases	$ 14,800	$ ---
Total liabilities	14,800	---
Plan equity	$ ---	$ ---

The accompanying notes to financial statements are an integral part of these statements.

1998 Employee Stock Purchase Plan of C. R. Bard, Inc.

Statements of Income and Changes in Plan Equity

For the Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Plan equity, beginning of year	$ ---	$ ---	$ ---
ADDITIONS:
Employee contributions	1,593,100	1,372,300	2,972,300
Employer contributions	281,100	242,000	524,500
	1,874,200	1,614,300	3,496,800
DEDUCTIONS:
Participant purchases of stock	1,859,400	1,614,300	1,403,900
Amount reserved for future stock purchases	14,800	---	2,092,900
	1,874,200	1,614,300	3,496,800
Plan equity, end of year	$ ---	$ ---	$ ---

The accompanying notes to financial statements are an integral part of these statements.

1998 Employee Stock Purchase Plan of C. R. Bard, Inc.

Notes to Financial Statements

  PLAN DESCRIPTION:

The following description of the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc. (the "Plan"), is provided for general information purposes. Participants in the Plan should refer to the Plan document for more detailed and complete information.

General -

Under the Plan, which was approved by the stockholders of C. R. Bard, Inc. (the "company") at their April 15, 1998 meeting and amended on July 1, 2000, the company is authorized to sell up to 500,000 shares of Bard Common Stock (authorized but unissued shares of stock, treasury shares or shares purchased through the open-market) to Plan participants in accordance with the Plan. At December 31, 2002, the participants had purchased 215,176 shares of stock since the Plan's inception, leaving 284,824 shares of stock available for future purchases by Plan participants.

The Plan provides eligible employees of the company and certain of its subsidiaries with an opportunity to purchase shares of the company's common stock at a 15% discount. Employees are eligible to participate in the Plan if they are employed at a domestic subsidiary or certain foreign subsidiaries of the company and meet certain other requirements. Plan requirements include that the employee's customary work week must be greater than 20 hours and that the employee's customary employment must be greater than five months in any calendar year.

The Plan is neither qualified under Section 401 (a) of the Internal Revenue Code of 1986, as amended, nor subject to any of the provisions of the Employee Retirement Income Security Act of 1974 (commonly known as "ERISA").

In 2001, the Plan was suspended in accordance with the proposed merger agreement with Tyco International Ltd. ("Tyco"). On February 6, 2002, the company and Tyco agreed to terminate the merger agreement. There were no employee or employer contributions for the period July 1, 2001 through December 31, 2001. At December 31, 2001, the Plan did not hold any shares of the company's common stock. The Plan was reactivated by the company's Compensation Committee and employee contributions began with the period beginning July 1, 2002.

Contributions -

Participants - Plan participants may elect to make after-tax contributions through payroll deductions equal to whole percentages from 1% to 10% of basic pay, overtime pay and vacation and holiday pay paid to the employee during the applicable payroll period. Payroll deductions are for six-month periods beginning each January 1 and July 1 (the "Grant Date"). Certain employee recognition awards are also contributed to the Plan by the participants. All funds of participants received or held by the company under the Plan before purchase of the shares of the company's common stock are held without liability for interest or other increment.

During 2000, the Plan was amended to allow participant lump sum contributions up to 10% of basic pay to a maximum of $20,000 per year. Each eligible employee is entitled to make one contribution during the period January 1 through March 31 of each year and one contribution during the period July 1 through September 30 of each year.

Employer - The 15% discount from market value granted to Plan participants on the purchase of shares of stock represents the company's noncash contribution to the Plan. These noncash contributions amounted to $281,100, $242,000 and $524,500 for the years ended December 31, 2002, 2001, and 2000, respectively.

Share Purchases -

Except as provided in the Plan, shares of the company's common stock are purchased on June 30 or December 31 or the following business day, if such date is not a business day (the "Purchase Date"). The purchase price (the "Purchase Price") is 85% of the lesser of the fair market value of the company's common stock on either the corresponding Grant Date or the Purchase Date. The number of shares purchased is determined by dividing the Purchase Price into the balance in the participant's plan account on the Purchase Date.

Employees participating in the Plan have the option to have shares registered in their name on the Purchase Date or for tax purposes, to defer purchase and registration for six months. At December 31, 2002, there were 265 shares deferred.

Vesting -

Participants are always fully vested in their elective payroll contributions and purchased shares of the company's common stock.

Distributions -

Dividends on shares which have been purchased under the Plan but for which Certificates have not been requested are reinvested in the Plan unless instructed otherwise by the Participant. Participants may request their share certificates six months after the Purchase Date.

Participant Refunds -

At any time an employee may cancel participation in the Plan by notifying the company. Upon notification, the participant's payroll deductions under the Plan cease as soon as practicable. Ongoing employees payroll deductions, up to the point of cancellation, are used to purchase shares on the next purchase date. Terminated employees will have their payroll deductions reimbursed in cash as soon as practicable following the termination of employment.

Tax Status -

It is intended that the Plan shall, at all times, meet the requirements of Section 423 of the Internal Revenue Code of 1986, and the Plan administrator will, to the extent possible, interpret the provisions of the Plan so as to carry out such intent.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Purchases of common stock made from payroll deductions were approximately as follows: 2002 - 33,200, 2001 - 79,400 (approximately 45,000 shares related to year 2000 contributions); and 2000 - 29,100 shares. Subsequent to the Purchase Date, shares are distributed to participants' plan accounts and are, therefore, not reflected in these financial statements. During 2002, 2001 and 2000 478, 619 and 821 participants contributed to the Plan, respectively. There were no dividends receivable as of these dates. The company pays for all administrative expenses of the Plan.

Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(3) PLAN TERMINATION:

The Plan shall terminate upon the earlier of (a) the termination of the Plan by the Board of Directors of the company or (b) the date all shares have been utilized under the Plan and no additional shares have been authorized.

The Board of Directors of the company may terminate the Plan as of any date, and the date of termination shall be deemed a Purchase Date. If on such Purchase Date or on any other time participants in the aggregate have rights to purchase more shares of common stock than are available for purchase under the Plan, each participant shall be eligible to purchase a reduced number of shares of common stock on a pro rata basis, and any excess payroll deductions shall be returned to participants, all as provided by rules and regulations adopted by the Plan administrator.

Independent Auditors' Consent

To the Retirement Committee of C. R. Bard, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-86668, 333-59156, 333-55684, 333-78089, 333-51793, 333-69857, 333-30217, 333-07189, 33-63147, 33-35544 and 33-64874) on Form S-8 and (No. 333-05997) on Form S-3 of C. R. Bard, Inc. of our report dated March 31, 2003, with respect to the statement of financial condition of the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc. as of December 31, 2002, and the related statement of income and changes in plan equity for the year then ended, which report appears in the December 31, 2002 Form 11-K of the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc.

/s/ KPMG LLP

Short Hills, New Jersey

March 31, 2003

Information Regarding Consent of Arthur Andersen LLP

On May 7, 2002, the Board of Directors of C. R. Bard, Inc. (the "company"), upon recommendation of the Audit Committee, made a determination not to engage Arthur Andersen LLP ("Arthur Andersen") as the company's independent public accountants. See the company's Current Report on Form 8-K filed on May 10, 2002 for additional information. After reasonable efforts, the company has been unable to obtain Arthur Andersen's written consent to the incorporation by reference into the company's registration statements (Nos. 333-86668, 333-59156, 333-55684, 333-78089, 333-51793, 333-69857, 333-30217, 333-07189, 33-63147, 33-35544, 33-64874 and 333-05997) (collectively, the "Registration Statements") of Arthur Andersen's previously issued audit report with respect to the financial statements for the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc. as of December 31, 2001 and for each of the years in the two year period then ended. Under these circumstances, Rule 437a under the Securities Act of 1933, as amended (the "Securities Act"), permits the company to file this Annual Report on Form 11-K, which is incorporated by reference into the Registration Statements, without a written consent from Arthur Andersen. However, with respect to transactions in the company's securities pursuant to the Registration Statements that occur subsequent to the date this Annual Report on Form 11-K is filed with the Securities and Exchange Commission, Arthur Andersen will not have any liability under Section 11(a) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen or any omissions of a material fact required to be stated therein. Accordingly, no claim can be asserted against Arthur Andersen under Section 11(a) of the Securities Act because Arthur Andersen has not consented to the incorporation by reference of its previously issued audit report into the Registration Statements.